EXHIBIT 12

                      METROMEDIA INTERNATIONAL GROUP, INC.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                 (IN THOUSANDS)

                                                          YEAR ENDED DECEMBER 31,
                                           ------------------------------------------------------
                                             1999        1998        1997       1996       1995
                                           ---------   ---------   --------   --------   --------
EARNINGS:
Pretax loss from continuing operations
  before minority interests and equity in
  losses of unconsolidated investees
  attributable to common stockholders....  $(147,639)  $(143,059)  $(96,207)  $(64,563)  $(30,086)
Income distributions from less than
  fifty-percent-owned joint ventures.....        776       1,964        940        300         --
                                           ---------   ---------   --------   --------   --------
  Adjusted loss..........................  $(146,863)  $(141,095)  $(95,267)  $(64,263)  $(30,086)
                                           ---------   ---------   --------   --------   --------
FIXED CHARGES:
Interest expense, including amortization
  of debt discount.......................  $  17,265   $  16,331   $ 20,922   $ 19,090   $  5,935
Portion of rent expense representative of
  the interest factor....................      2,219       1,934      1,572        435        303
Preferred stock divided requirement......     15,008      15,008      4,336         --         --
                                           ---------   ---------   --------   --------   --------
  Total fixed charges....................  $  34,492   $  33,273   $ 26,830   $ 19,525   $  6,238
                                           ---------   ---------   --------   --------   --------
Ratio of earnings to fixed charges.......     (A)         (A)        (A)        (A)        (A)
                                           =========   =========   ========   ========   ========

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(A) For purposes of this computation, earnings are defined as pre-tax earnings or loss from continuing operations of the Company before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees attributable to common stockholders plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges are the sum of (i) interest expensed and capitalized, (ii) amortization of deferred financing costs, premium and debt discounts, (iii) the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third) and (iv) dividends on preferred stock. The ratio of earnings to fixed charges of the Company was less than 1.00 for each of the years ended December 31, 1999, 1998, 1997, 1996 and 1995; thus, earnings available for fixed charges were inadequate to cover fixed charges for such periods. The deficiency in earnings to fixed charges for each of the years ended December 31, 1999, 1998, 1997, 1996 and 1995 were $146.9 million,
    $141.1 million, $95.3 million, $64.3 million and $30.1 million, respectively.

    In addition, the Company has guaranteed the debt of certain of its joint ventures. The interest expense associated with the debt that has been guaranteed by the Company was $500,000, $367,000 and $76,000 for the years ended December 31, 1999, 1998 and 1997.